May 27, 2026

Krishna Vanka
Chief Executive Officer
Flux Power Holdings, Inc.
2685 S. Melrose Drive,
Vista, California 92081

        Re: Flux Power Holdings, Inc.
            Registration Statement on Form S-1
            Filed May 22, 2026
            File No. 333-296186
Dear Krishna Vanka:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    Ryan J. Gunderson